SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No. 2)*

                           Travis Boats & Motors, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   894363100
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Robert H. Wexler
                            101 S. Hanley, Suite 1600
                            St. Louis, Missouri 63105
                            Telephone: (314) 615-6100
                            Facsimile: (314) 615-6001
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                              January 7, 2003
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: |_|

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

          * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 894363100              13D                         Page 2 of 20 Pages

--------------------------------------------------------------------------------
   1. Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only).

          TMRC, L.L.P.
--------------------------------------------------------------------------------
   2.     Check the Appropriate Box if a Member of a Group (See Instructions)

                 (a)        |X|

                 (b)        | |
--------------------------------------------------------------------------------
   3.     SEC Use Only

--------------------------------------------------------------------------------
   4.     Source of Funds (See Instructions)

          AF
--------------------------------------------------------------------------------
   5.     Check if Disclosure of Legal Proceedings is Required Pursuant to
          Item 2(d) or 2(e)     | |


--------------------------------------------------------------------------------
   6.     Citizenship or Place of Organization

          State of Missouri
--------------------------------------------------------------------------------
                             7.    Sole Voting Power

                                   -0-
    Number of               ----------------------------------------------------
    Shares                   8.    Shared Voting Power
    Beneficially
    Owned by Each                  202,643
    Reporting               ----------------------------------------------------
    Person                   9.    Sole Dispositive Power
    With:
                                   -0-
                             ---------------------------------------------------
                             10.   Shared Dispositive Power

                                   3,446,945 (1)
--------------------------------------------------------------------------------
  11.     Aggregate Amount Beneficially Owned by Each Reporting Person

          4,083,534 (2)
--------------------------------------------------------------------------------
  12.     Check if the Aggregate Amount in Row (11) Excludes Certain
          Shares (See Instructions)     |X|
--------------------------------------------------------------------------------
  13.     Percent of Class Represented by Amount In Row (11)

          53.3 (3)
--------------------------------------------------------------------------------
  14.     Type of Reporting Person (See Instructions)

          PN
--------------------------------------------------------------------------------

(1) This number includes the 3,252,825 shares of common stock into which the Series A Preferred owned by TMRC is convertible and up to the 194,120 shares of common stock subject to the options granted by Mark
         T. Walton and Robert C. Siddons.
(2) This number includes all of the shares deposited into the voting trust agreement described in Item 6 hereof, 202,643 shares subject to a proxy granted to TMRC and 1,000 shares owned by Kenneth N. Burroughs.
(3) Based upon a fully-diluted, as-if converted number of 8,428,124 shares outstanding according to representations made by the Company in the Letter Agreement, less 528,584 shares underlying certain convertible promissory notes that are no longer immediately convertible and 237,198 shares that were subject to stock options that have been cancelled. See
         Item 4 hereof for more information.

CUSIP NO. 894363100              13D                         Page 3 of 20 Pages

--------------------------------------------------------------------------------
   1. Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only).

          Tracker Marine, L.L.C.
--------------------------------------------------------------------------------
   2.     Check the Appropriate Box if a Member of a Group (See Instructions)

                 (a)        |X|

                 (b)        | |
--------------------------------------------------------------------------------
   3.     SEC Use Only

--------------------------------------------------------------------------------
   4.     Source of Funds (See Instructions)

          WC
--------------------------------------------------------------------------------
   5.     Check if Disclosure of Legal Proceedings is Required Pursuant to
          Item 2(d) or 2(e)     | |


--------------------------------------------------------------------------------
   6.     Citizenship or Place of Organization

          State of Missouri
--------------------------------------------------------------------------------
                             7.    Sole Voting Power

                                   -0-
    Number of               ----------------------------------------------------
    Shares                   8.    Shared Voting Power
    Beneficially
    Owned by Each                  202,643
    Reporting               ----------------------------------------------------
    Person                   9.    Sole Dispositive Power
    With:
                                   -0-
                             ---------------------------------------------------
                             10.   Shared Dispositive Power

                                   3,446,945 (1)
--------------------------------------------------------------------------------
  11.     Aggregate Amount Beneficially Owned by Each Reporting Person

          4,083,534 (2)
--------------------------------------------------------------------------------
  12.     Check if the Aggregate Amount in Row (11) Excludes Certain
          Shares (See Instructions)     |X|
--------------------------------------------------------------------------------
  13.     Percent of Class Represented by Amount In Row (11)

          53.3% (3)
--------------------------------------------------------------------------------
  14.     Type of Reporting Person (See Instructions)

          OO
--------------------------------------------------------------------------------

(1) This number includes the 3,252,825 shares of common stock into which the Series A Preferred owned by TMRC is convertible and up to the 194,120 shares of common stock subject to the options granted by Mark
         T. Walton and Robert C. Siddons.
(2) This number includes all of the shares deposited into the voting trust agreement described in Item 6 hereof, 202,643 shares subject to a proxy granted to TMRC and 1,000 shares owned by Kenneth N. Burroughs.
(3) Based upon a fully-diluted, as-if converted number of 8,428,124 shares outstanding according to representations made by the Company in the Letter Agreement, less 528,584 shares underlying certain convertible promissory notes that are no longer immediately convertible and 237,198 shares that were subject to stock options that have been cancelled. See
         Item 4 hereof for more information.

CUSIP NO. 894363100              13D                         Page 4 of 20 Pages

--------------------------------------------------------------------------------
   1. Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only).

          Three Johns Company
--------------------------------------------------------------------------------
   2.     Check the Appropriate Box if a Member of a Group (See Instructions)

                 (a)        |X|

                 (b)        | |
--------------------------------------------------------------------------------
   3.     SEC Use Only

--------------------------------------------------------------------------------
   4.     Source of Funds (See Instructions)

          Not Applicable
--------------------------------------------------------------------------------
   5.     Check if Disclosure of Legal Proceedings is Required Pursuant to
          Item 2(d) or 2(e)     | |


--------------------------------------------------------------------------------
   6.     Citizenship or Place of Organization

          State of Missouri
--------------------------------------------------------------------------------
                             7.    Sole Voting Power

                                   -0-
    Number of               ----------------------------------------------------
    Shares                   8.    Shared Voting Power
    Beneficially
    Owned by Each                  202,643
    Reporting               ----------------------------------------------------
    Person                   9.    Sole Dispositive Power
    With:
                                   -0-
                             ---------------------------------------------------
                             10.   Shared Dispositive Power

                                   3,446,945 (1)
--------------------------------------------------------------------------------
  11.     Aggregate Amount Beneficially Owned by Each Reporting Person

          4,083,534 (2)
--------------------------------------------------------------------------------
  12.     Check if the Aggregate Amount in Row (11) Excludes Certain
          Shares (See Instructions)     |X|
--------------------------------------------------------------------------------
  13.     Percent of Class Represented by Amount In Row (11)

          53.3% (3)
--------------------------------------------------------------------------------
  14.     Type of Reporting Person (See Instructions)

          CO
--------------------------------------------------------------------------------

(1) This number includes the 3,252,825 shares of common stock into which the Series A Preferred owned by TMRC is convertible and up to the 194,120 shares of common stock subject to the options granted by Mark
         T. Walton and Robert C. Siddons.
(2) This number includes all of the shares deposited into the voting trust agreement described in Item 6 hereof, 202,643 shares subject to a proxy granted to TMRC and 1,000 shares owned by Kenneth N. Burroughs.
(3) Based upon a fully-diluted, as-if converted number of 8,428,124 shares outstanding according to representations made by the Company in the Letter Agreement, less 528,584 shares underlying certain convertible promissory notes that are no longer immediately convertible and 237,198 shares that were subject to stock options that have been cancelled. See
         Item 4 hereof for more information.

CUSIP NO. 894363100              13D                         Page 5 of 20 Pages

--------------------------------------------------------------------------------
   1. Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only).

          The John L. Morris Revocable Trust
--------------------------------------------------------------------------------
   2.     Check the Appropriate Box if a Member of a Group (See Instructions)

                 (a)        |X|

                 (b)        | |
--------------------------------------------------------------------------------
   3.     SEC Use Only

--------------------------------------------------------------------------------
   4.     Source of Funds (See Instructions)

          Not Applicable
--------------------------------------------------------------------------------
   5.     Check if Disclosure of Legal Proceedings is Required Pursuant to
          Item 2(d) or 2(e)     | |


--------------------------------------------------------------------------------
   6.     Citizenship or Place of Organization

          State of Missouri
--------------------------------------------------------------------------------
                             7.    Sole Voting Power

                                   -0-
    Number of               ----------------------------------------------------
    Shares                   8.    Shared Voting Power
    Beneficially
    Owned by Each                  202,643
    Reporting               ----------------------------------------------------
    Person                   9.    Sole Dispositive Power
    With:
                                   -0-
                             ---------------------------------------------------
                             10.   Shared Dispositive Power

                                   3,446,945 (1)
--------------------------------------------------------------------------------
  11.     Aggregate Amount Beneficially Owned by Each Reporting Person

          4,083,534 (2)
--------------------------------------------------------------------------------
  12.     Check if the Aggregate Amount in Row (11) Excludes Certain
          Shares (See Instructions)     |X|
--------------------------------------------------------------------------------
  13.     Percent of Class Represented by Amount In Row (11)

          53.3% (3)
--------------------------------------------------------------------------------
  14.     Type of Reporting Person (See Instructions)

          OO
--------------------------------------------------------------------------------

(1) This number includes the 3,252,825 shares of common stock into which the Series A Preferred owned by TMRC is convertible and up to the 194,120 shares of common stock subject to the options granted by Mark
         T. Walton and Robert C. Siddons.
(2) This number includes all of the shares deposited into the voting trust agreement described in Item 6 hereof, 202,643 shares subject to a proxy granted to TMRC and 1,000 shares owned by Kenneth N. Burroughs.
(3) Based upon a fully-diluted, as-if converted number of 8,428,124 shares outstanding according to representations made by the Company in the Letter Agreement, less 528,584 shares underlying certain convertible promissory notes that are no longer immediately convertible and 237,198 shares that were subject to stock options that have been cancelled. See
         Item 4 hereof for more information.

CUSIP NO. 894363100              13D                         Page 6 of 20 Pages

--------------------------------------------------------------------------------
   1. Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only).

          John L. Morris
--------------------------------------------------------------------------------
   2.     Check the Appropriate Box if a Member of a Group (See Instructions)

                 (a)        |X|

                 (b)        | |
--------------------------------------------------------------------------------
   3.     SEC Use Only

--------------------------------------------------------------------------------
   4.     Source of Funds (See Instructions)

          Not Applicable
--------------------------------------------------------------------------------
   5.     Check if Disclosure of Legal Proceedings is Required Pursuant to
          Item 2(d) or 2(e)     | |


--------------------------------------------------------------------------------
   6.     Citizenship or Place of Organization

          State of Missouri
--------------------------------------------------------------------------------
                             7.    Sole Voting Power

                                   -0-
    Number of               ----------------------------------------------------
    Shares                   8.    Shared Voting Power
    Beneficially
    Owned by Each                  202,643
    Reporting               ----------------------------------------------------
    Person                   9.    Sole Dispositive Power
    With:
                                   -0-
                             ---------------------------------------------------
                             10.   Shared Dispositive Power

                                   3,446,945 (1)
--------------------------------------------------------------------------------
  11.     Aggregate Amount Beneficially Owned by Each Reporting Person

          4,083,534 (2)
--------------------------------------------------------------------------------
  12.     Check if the Aggregate Amount in Row (11) Excludes Certain
          Shares (See Instructions)     |X|
--------------------------------------------------------------------------------
  13.     Percent of Class Represented by Amount In Row (11)

          53.3% (3)
--------------------------------------------------------------------------------
  14.     Type of Reporting Person (See Instructions)

          IN
--------------------------------------------------------------------------------

(1) This number includes the 3,252,825 shares of common stock into which the Series A Preferred owned by TMRC is convertible and up to the 194,120 shares of common stock subject to the options granted by Mark
         T. Walton and Robert C. Siddons.
(2) This number includes all of the shares deposited into the voting trust agreement described in Item 6 hereof, 202,643 shares subject to a proxy granted to TMRC and 1,000 shares owned by Kenneth N. Burroughs.
(3) Based upon a fully-diluted, as-if converted number of 8,428,124 shares outstanding according to representations made by the Company in the Letter Agreement, less 528,584 shares underlying certain convertible promissory notes that are no longer immediately convertible and 237,198 shares that were subject to stock options that have been cancelled. See
         Item 4 hereof for more information.

CUSIP NO. 894363100              13D                         Page 7 of 20 Pages

--------------------------------------------------------------------------------
   1. Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only).

          Kenneth N. Burroughs, as Trustee of the Voting Trust dated
          January 7, 2003
--------------------------------------------------------------------------------
   2.     Check the Appropriate Box if a Member of a Group (See Instructions)

                 (a)        |X|

                 (b)        | |
--------------------------------------------------------------------------------
   3.     SEC Use Only

--------------------------------------------------------------------------------
   4.     Source of Funds (See Instructions)

          Not Applicable
--------------------------------------------------------------------------------
   5.     Check if Disclosure of Legal Proceedings is Required Pursuant to
          Item 2(d) or 2(e)     | |


--------------------------------------------------------------------------------
   6.     Citizenship or Place of Organization

          State of Missouri
--------------------------------------------------------------------------------
                             7.    Sole Voting Power

                                   3,764,321 (4)
    Number of               ----------------------------------------------------
    Shares                   8.    Shared Voting Power
    Beneficially
    Owned by Each                  -0-
    Reporting               ----------------------------------------------------
    Person                   9.    Sole Dispositive Power
    With:
                                   -0-
                             ---------------------------------------------------
                             10.   Shared Dispositive Power

                                   -0-
--------------------------------------------------------------------------------
  11.     Aggregate Amount Beneficially Owned by Each Reporting Person

          4,083,534 (5)
--------------------------------------------------------------------------------
  12.     Check if the Aggregate Amount in Row (11) Excludes Certain
          Shares (See Instructions)     |X|
--------------------------------------------------------------------------------
  13.     Percent of Class Represented by Amount In Row (11)

          53.3% (6)
--------------------------------------------------------------------------------
  14.     Type of Reporting Person (See Instructions)

          IN
--------------------------------------------------------------------------------

(4) This number includes the 3,137,255 votes attributable to the 80,000 shares of Series A Preferred owned by TMRC, the 334,200 shares of common stock owned by Mark T. Walton and the 292,866 shares of common stock owned by Robert C. Siddons. Mr. Burroughs has the power to vote these shares pursuant to a voting trust agreement described in Item 6 hereof. See Exhibit F hereto.
(5) This number includes all of the shares deposited into the voting trust agreement described in Item 6 hereof, 202,643 shares subject to a proxy granted to TMRC and 1,000 shares owned by Mr. Burroughs.
(6) Based upon a fully-diluted, as-if converted number of 8,428,124 shares outstanding according to representations made by the Company in the Letter Agreement, less 528,584 shares underlying certain convertible promissory notes that are no longer immediately convertible and 237,198 shares that were subject to stock options that have been cancelled. See
         Item 4 hereof for more information.

                               Amendment No. 2 to

                                  Schedule 13D

         TMRC, L.L.P., a Missouri limited liability company ("TMRC"), and, by virtue of their respective direct and indirect holdings of interests in TMRC (as described below in this Report), Tracker Marine, L.L.C., a Missouri limited liability company ("Tracker"), Three Johns Company, a Missouri corporation ("Three Johns"), the John L. Morris Revocable Trust (the "JLM Trust") and John
L. Morris, an individual residing in Missouri ("JLM") (collectively, the "TMRC Reporting Persons"), have previously reported their acquisition of 21,390 shares of 6% Series A Cumulative Convertible Preferred Stock, $.01 par value per share ("Series A Preferred") of Travis Boats & Motors, Inc., a (the "Company"), which such shares are convertible into 869,724 shares of the Company's common stock, in an initial Schedule 13D filing dated March 13, 2002 (the "Report"), and the acquisition of an additional 58,610 shares of Series A Preferred, which such shares are convertible into 2,383,101 shares of the Company's common stock, in Amendment No. 1 to the Report dated June 10, 2002. Capitalized terms that are not defined in this Amendment No. 2 shall have the meaning ascribed to such terms in the Report.

         This Amendment No. 2 to the Report is being filed in order to report, among other things, (i) the acquisition by the TMRC Reporting Persons of the right (through a ninety day option granted by each of Mark T. Walton, the chief executive officer of the Company, and Robert C. Siddons, a director of the Company) to acquire certain voting trust certificates representing up to an additional 194,120 shares of the Company's common stock, as a condition to that certain secured loan facility provided by TMRC to the Company as of January 7, 2003, (the "Facility"); (ii) the acquisition by TMRC of the right to designate a majority of the Company's Board of Directors (the "Board") and any committees thereof; (iii) the execution of that certain Voting Trust Agreement dated January 7, 2003 (the "Voting Trust"), by and among the TMRC Reporting Persons, Messrs. Walton and Siddons (the TMRC Reporting Persons and Messrs. Walton and Siddons, collectively being referred to herein as the "Voting Trust Members"), and the holders of certain convertible promissory notes issued by the Company (the "Noteholders"), and by virtue thereof, the beneficial ownership of Kenneth
N. Burroughs, as trustee of the Voting Trust ("KNB") of all of the shares deposited in the Voting Trust; (iv) the issuance by Ron Spradling, the Executive Vice-President and a director of the Company, of a proxy to TMRC granting to TMRC the right to vote 202,643 shares of common stock owned by Mr. Spradling (the "Proxy"); and (v) the beneficial ownership by the Voting Trust Members and KNB as a group of approximately 53.3% of the Company's common stock. In addition, this Amendment No. 2 is being filed to amend and supplement the Report, as amended by the Amendment No. 1, previously filed by the TMRC Reporting Persons. Only those items amended or supplemented are reported herein.

         On January 7, 2003,  TMRC and the  Company  entered  into the  Facility pursuant  to which  TMRC  agreed to extend  credit,  at its  discretion,  to the
Company. In connection therewith, (i) the Voting Trust Members and the Noteholders created the Voting Trust and the Voting Trust Members deposited all securities owned by them into the Voting Trust, (ii) TMRC was granted a ninety-day option to purchase from each of Messrs. Walton and Siddons (collectively, the "Insiders") Voting Trust certificates representing the lesser of (A) 30% of the aggregate number of shares deposited by such Insider in the Voting Trust and (B) the number of shares required at the time of exercise to give TMRC 51% or more of the common stock of the Company on a fully diluted, as-if converted, basis (the "Insider Option"), and (iii) the Company agreed, at TMRC's direction, to take any and all actions necessary to change the composition of the Board such that TMRC shall gain majority control of the Board through TMRC's designees.

         As of January 7, 2003, without giving effect to any dividends on the Series A Preferred that may have accrued, the TMRC Reporting Persons hold 80,000 shares of Series A Preferred, which are convertible into 3,252,825 shares of common stock of the Company. As the holder of the Insider Option, TMRC has the right to acquire certain Voting Trust certificates representing 194,200 shares of common stock of the Company and may be deemed to beneficially own such shares. Further, TMRC is deemed to beneficially own all of the shares covered by the Proxy.

         KNB is deemed to have beneficial ownership of all of the shares held by the Voting Trust as a result of being the trustee of the Voting Trust and owns 1,000 shares personally. The beneficial ownership of KNB is attributable to the Voting Trust Members as members of a group with KNB.

Item 2.  Identity and Background.

         Item 2 is hereby restated in its entirety as follows:

         This statement is being filed by (i) TMRC, (ii) by virtue of their respective direct and indirect holdings of interests in TMRC (as described below in this Report), by Tracker, Three Johns Company, the John L. Morris Revocable Trust, JLM, and (iii) KNB, an individual residing in Missouri, as trustee of the Voting Trust.

         TMRC was formed for the purpose of acquiring an investment in the Company. The principal business office of TMRC is located at 2500 East Kearney Street, Springfield, Missouri 65803.

         Tracker is a 99% partner in TMRC and by virtue thereof, controls TMRC. Tracker is in the business of manufacturing and selling recreational boating equipment. The principal business office of Tracker is located at 2500 East Kearney Street, Springfield, Missouri 65803.

         Three Johns is a 1% partner in TMRC, and is the sole member of Tracker, and by virtue thereof, controls Tracker. Three Johns is in the business of managing the business undertaken by Tracker, as well as the business of certain other subsidiary entities. The principal business address of Three Johns is located at 2500 East Kearney Street, Springfield, Missouri 65803.

         The JLM Trust is the sole shareholder of Three Johns and by virtue thereof controls Three Johns. JLM, as the settlor of the JLM Trust and having the power to revoke the JLM Trust, controls the JLM Trust. JLM's principal occupation is the operation of Tracker and an outdoor sporting goods retail chain. The business address of the JLM Trust and JLM is located at 2500 East Kearney Street, Springfield, Missouri 65803. JPM is a citizen of the United States of America.

         KNB, as the trustee of the Voting Trust, has the exclusive right to exercise all voting rights of the shareholders whose shares are subject to the Voting Trust. KNB is a designee of TMRC and by virtue thereof is controlled by TMRC. KNB's principal occupation is to serve as President of TMRC, Tracker and Three Johns. The business address of the Voting Trust and KNB is located at 2500 East Kearney Street, Springfield, Missouri 65803. KNB is a citizen of the United States of America.

         Each TMRC Reporting Person, other than TMRC and KNB, expressly disclaims beneficial ownership of those shares of Common Stock underlying the shares of Series A Preferred beneficially owned by TMRC; and each TMRC Reporting Person and KNB expressly disclaims beneficial ownership of the Insider Shares. The filing of this Report shall not be construed as an admission that any reporting person, or any affiliate thereof, is, for any purpose, the beneficial owner of such shares of Common Stock covered by the Series A Preferred or deposited in, the Voting Trust.

         To the best of the knowledge of the undersigned, none of the entities or persons named in this Item 2 have, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such, was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         Item 3 is hereby supplemented as follows:

         As previously reported, TMRC purchased the 80,000 shares of Series A Preferred it currently holds for an aggregate purchase price of $8,000,000, which amount was contributed by Tracker to TMRC. Tracker effected the contribution for the purpose of providing TMRC sufficient funds to acquire, hold and vote the securities.

         On January 7, 2003, TMRC acquired the Insider Option and the Proxy in connection with the consummation of the Facility for no monetary consideration. The Insider Option and the Proxy were granted to TMRC as an inducement to TMRC to enter into the Facility.

         On January 7, 2003, the Voting Trust Members transferred the shares of common stock and Series A Preferred, as the case may be, held directly by each of them to the Voting Trust for no monetary consideration. The Voting Trust was created as an inducement to TMRC to enter into the Facility.

Item 4.  Purpose of Transaction.

         Item 4 is hereby supplemented as follows:

         On January 7, 2003, the Company and TMRC entered into the Facility. Pursuant to the Facility, TMRC may extend short-term credit, at its discretion, to the Company. As a condition precedent to the additional financing provided by TMRC, TMRC required that it obtain control of the Company. Accordingly, the Company and TMRC took, or caused to be taken, the following actions: (i) the Voting Trust Members and the Noteholders created the Voting Trust and granted to KNB the full power to vote all shares deposited by the Voting Trust Members into the Voting Trust and all shares to be deposited in the future by the Noteholders, which resulted in KNB becoming the beneficial owner of a majority of the Company's securities, (ii) the Insiders each granted to TMRC an Insider Option, which are intended to help TMRC acquire an amount of common stock sufficient to give TMRC a majority of the shares outstanding of the Company,
(iii) Ron Spradling, the Executive Vice-President and a director of the Company, granted to TMRC an irrevocable five year proxy with respect to the 202,643 shares of common stock of the Company he owns in order to help ensure that TMRC and its affiliates retain voting control over the Company; (iv) the Company and the Board agreed to permit TMRC, at its election, to appoint two members to the Board, in addition to the two member designees to which TMRC is entitled by virtue of its ownership of the Series A Preferred, giving TMRC the ability to obtain majority control of the Board, (v) the Company agreed not to issue any additional equity without the prior written consent of TMRC in order to help prevent dilution of the control position of TMRC and its affiliates, (vi) certain shareholders of the Company, including the Insiders, relinquished their right to acquire any shares of common stock pursuant to all stock options held by such shareholders in order to help prevent dilution of the control position of TMRC and its affiliates, and (vii) the Noteholders (A) amended the promissory notes they hold to prohibit conversion of the notes until November of 2004 in order to help prevent dilution of the control position of TMRC and its affiliates and (B) agreed to deposit any shares issued by the Company upon conversion of the notes into the Voting Trust.

         These actions were taken with the intention of providing TMRC and its affiliates with effective control over a majority of all of the issued and outstanding equity and majority control of the Board. These actions were also taken to impede the acquisition of control of the Company by any other person. In addition, the TMRC Reporting Persons reserve the right to pursue acquisitions of additional amounts of the Company's outstanding equity or dispose of its current investment.

         TMRC currently intends to exercise its right to appoint two additional designees to the Board, which could result in a change in the composition of the Board. Other than as described in this Report, to the best knowledge of the TMRC Reporting Persons and KNB, no TMRC Reporting Person or KNB has any plans or proposals that relate to or would result in any of the described results set forth in Schedule 13D, Item 4.

Item 5.  Interest in the Securities of Issuer.

         Subsections (a) and (b) of Item 5 are hereby restated in their entirety as follows:

         (a) TMRC does not currently own any shares of the common stock of the Company. TMRC possesses the right to convert the 80,000 shares of Series A Preferred it beneficially owns into 3,252,825 shares of common stock. Therefore, TMRC may be deemed to be the direct beneficial owner of all of these shares of Common Stock. In addition, for a period of ninety days, TMRC possesses the right to purchase Voting Trust certificates pursuant to the Insider Option. As the holder of the Insider Option, TMRC is deemed the beneficial owner of up to 194,120 shares of common stock of the Company represented by such Voting Trust certificates pursuant to Rule 13d-3(d)(1) of the Securities Exchange Act, as amended (the "Exchange Act"). Finally, TMRC possesses the right to vote 202,643 shares of common stock, pursuant to the Proxy described in Item 4 hereof. As the holder of the Proxy, TMRC is deemed the beneficial owner of these shares. Accordingly, TMRC's direct beneficial ownership in the securities described above represents approximately 47.6% of the Company's outstanding common stock according to the information set forth in the representations of the Company in that certain Letter Agreement attached hereto as Exhibit H and described in Item 6 hereof, as adjusted to account for the cancellation of certain stock options and the prohibition on the convertibility of certain promissory notes described in Item 4 hereof.

         By virtue of the relationships reported under Item 2 of the Report, Tracker, Three Johns, the JLM Trust and JLM may be deemed to share indirect beneficial ownership of the common stock underlying the Series A Preferred directly owned by TMRC and of the shares of common stock subject to the Insider Option for which TMRC is deemed the beneficial owner.

         KNB, as the trustee of the Voting Trust, may be deemed to be the beneficial owner of 3,879,891 shares of common stock, which are all of the shares of common stock (determined on an as-if converted basis) deposited by the Voting Trust Members into the Voting Trust. KNB, individually, also owns directly 1,000 shares of common stock of the Company. Accordingly, KNB's direct beneficial ownership represents approximately 50.6% of the Company's outstanding common stock according to the information set forth in the representations of the Company in that certain Letter Agreement attached hereto as Exhibit H and described in Item 6 hereof, as adjusted to account for the cancellation of certain stock options and the prohibition on the convertibility of certain promissory notes described in Item 4 hereof.

         Finally, the TMRC Reporting Persons, the Insiders and KNB may be part of a group that beneficially owns 3,879,891 shares of common stock as a result of their participation with the Voting Trust. In addition, as members of the group, TMRC's beneficial ownership of the 202,683 shares subject to the Proxy and KNB's ownership of 1,000 shares may be attributable to the members of the group. Accordingly, the total numbers of shares over which the group may have beneficial ownership is 4,083,534, which represents approximately 53.3% of the Company's outstanding common stock according to the information set forth in the representations of the Company in that certain Letter Agreement attached hereto as Exhibit H and described in Item 6 hereof, as adjusted to account for the cancellation of certain stock options and the prohibition on the convertibility of certain promissory notes described in Item 4 hereof.

         To the best knowledge of the TMRC Reporting Persons and KNB, other than as set forth in this Item 5, none of the TMRC Reporting Persons or KNB beneficially owns any of the Company's securities.

         Each TMRC Reporting Person, other than TMRC and KNB, expressly disclaims beneficial ownership of those shares of common stock underlying the shares of Series A Preferred beneficially owned by TMRC, and each TMRC Reporting Person and KNB expressly disclaims beneficial ownership of the shares of common stock owned by the Insiders. The filing of this Report shall not be construed as an admission that any reporting person, or any affiliate thereof, is, for any purpose, the beneficial owner of such shares of common stock covered by the Series A Preferred or deposited in, the Voting Trust.

         (b) KNB, as trustee of the Voting Trust, has the sole power to vote or direct the vote of all the shares of Series A Preferred and common stock subject to the Voting Trust and beneficially owned by the TMRC Reporting Persons, the Insiders and KNB. KNB also has the sole power to vote or direct the vote of the 1,000 shares of common stock he owns personally. TMRC, as the holder of the Proxy, has the sole power to vote or direct the vote of all of the shares subject to the Proxy.

         The disposition of all shares subject to the Voting Trust is prohibited. However, because the TMRC Reporting Persons own a sufficient number of the shares deposited in the Voting Trust to terminate the Voting Trust at any time, the TMRC Reporting Persons may be deemed to share dispositive power over such shares notwithstanding the prohibition on transfers set forth in the Voting Trust. The Voting Trust terminates (i) at the expiration of an initial five year term, unless extended, (ii) when TMRC owns, directly or indirectly, at least 55% of the outstanding common stock of the Company, or (iii) on the earlier termination by holders of a majority of the voting power represented by the shares deposited in the Voting Trust. After termination, the TMRC Reporting Persons shall have the shared power to dispose, or direct the disposition of the shares beneficially owned by them and, to the best knowledge of the TMRC Reporting Persons and KNB, each Insider shall have the sole power to dispose, or direct the disposition of, all shares then beneficially owned by such person.

         To the best knowledge of the TMRC Reporting Persons and KNB, Mr. Spradling's shares subject to the Proxy have been pledged to a third party. Accordingly, to the best knowledge of the TMRC Reporting Persons and KNB and subject to the restrictions and limitations, if any, set forth in the Pledge Agreement, Mr. Spradling has the sole power to dispose, or direct the disposition of, all shares subject to the proxy granted to KNB.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         Item 6 is hereby supplemented as follows:

         The Voting Trust Members, the Noteholders and KNB entered into a written agreement giving KNB the sole power and authority to vote all of the shares of Series A Preferred and common stock that each such person deposited or will deposit with the Voting Trust on all matters that may be presented before the shareholders of the Company. A copy of the agreement is attached hereto as Exhibit F. In such agreement, the Voting Trust Members and the Noteholders agreed that (a) the shares deposited in the Voting Trust are not transferable,
(b) the trustee may be removed, and a new trustee appointed, by holders of Voting Trust certificates representing a majority of the voting power of the shares deposited in the Voting Trust, and (c) the Voting Trust shall terminate as described in Item 5 hereof.

         Each of the Insiders granted to TMRC an option to purchase Voting Trust certificates representing the lesser of (A) 30% of the aggregate number of shares deposited by such Insider in the Voting Trust and (B) the number of shares required at the time of exercise to give TMRC 51% or more of the common stock of the Company on a fully diluted, as-if converted, basis. A copy of a form of the Insider Option is attached hereto as Exhibit G. TMRC may purchase Voting Trust certificates at an exercise price equal to $1.20 multiplied by the number of shares of common stock of the Company underlying the Voting Trust certificates to be purchased. Each Insider Option expires on March 31, 2003.

         The Company and TMRC entered into a Letter Agreement pursuant to which the Company agreed not to issue any shares of equity securities or securities convertible into, exercisable or exchangeable for any class of equity securities without the approval of TMRC. The Letter Agreement is attached hereto as Exhibit H.

         Ron Spradling, Executive Vice-President and a director of the Company, granted to TMRC an irrevocable proxy for a period of five years (subject to earlier termination to occur on termination of the Voting Trust) covering his shares of common stock of the Company. The proxy is attached hereto as Exhibit I.

Item 7.  Materials to be Filed as Exhibits.

         Item 7 is hereby amended as follows:

         Exhibit F         Voting Trust Agreement
         Exhibit G         Form of Insider Option
         Exhibit H         Letter Agreement
         Exhibit I         Proxy

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                 TMRC, L.L.P.


                                 By:     Tracker Marine, L.L.C.,
                                         Its 99% partner

                                 By:     Three Johns Company,
                                         Its sole member


                                 By:     /s/ Kenneth Burroughs
                                         ---------------------------------------
                                 Name:   Kenneth Burroughs
                                         ---------------------------------------
                                 Title:  President
                                         ---------------------------------------

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                 Tracker Marine, L.L.C.


                                 By:     Three Johns Company,
                                         Its sole member


                                 By:     /s/ Kenneth Burroughs
                                         ---------------------------------------
                                 Name:   Kenneth Burroughs
                                         ---------------------------------------
                                 Title:  President
                                         ---------------------------------------

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                 Three Johns Company


                                 By:     /s/ Kenneth Burroughs
                                         ---------------------------------------
                                 Name:   Kenneth Burroughs
                                         ---------------------------------------
                                 Title:  President
                                         ---------------------------------------

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                 John L. Morris Revocable Trust



                                 By:     /s/ Joe C. Greene
                                         ---------------------------------------
                                         As co-trustee


                                 By:     /s/ Lawrence P. Mueller
                                         ---------------------------------------
                                         As co-trustee

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                         /s/ John L. Morris
                                         ---------------------------------------
                                         John L. Morris

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                         /s/ Kenneth N. Burroughs
                                         ---------------------------------------
                                         Kenneth N. Burroughs, as Trustee of the
                                         Voting Trust dated January 7, 2003

                                                                     EXHIBIT F
                                                                     ---------

                             VOTING TRUST AGREEMENT


NO CERTIFICATE IN THE VOTING TRUST ESTABLISHED HEREBY HAS BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 OR UNDER THE SECURITIES LAW OF ANY STATE, EACH SUCH CERTIFICATE BEING ACQUIRED BY THE HOLDER THEREOF IN A TRANSACTION EXEMPT FROM THE REGISTRATION PROVISIONS OF SUCH LAWS.

         THIS VOTING TRUST AGREEMENT (the "Voting Trust Agreement") is made and entered into as of this 7th day of January, 2003, by and among TMRC, L.L.P. ("Tracker"), Mark T. Walton ("Walton"), Ronnie L. Spradling, Robert C. Siddons ("Siddons"), JE Simpson Family Partners, LP, Stephen W. Gurasich, E.D. Bohls, Echo Bay, Ltd., Walton Investments, Ltd. and James C. Bohls (collectively, the "Shareholders"), each a holder of "Shares" (as hereinafter defined) and, except for Tracker, a holder of Shareholder Notes issued by TRAVIS BOAT & MOTORS, INC., a Texas corporation (the "Company") pursuant to that certain Subordinated Note Purchase Agreement dated as of December 14, 2001 (the "Notes"), together with such other present and/or future shareholders of the Company as may hereafter become parties hereto or holders of Voting Trust Certificates (all of the foregoing being hereinafter being individually referred to as a "Shareholder" and collectively referred to as the "Shareholders"), on the one hand and KENNETH
N. BURROUGHS, an individual residing in Greene County, Missouri, and any successor or successors in trust (the "Trustee"), on the other hand.

         WHEREAS, Tracker (in conjunction with separate bridge financing being provided by the Company's senior lenders) is simultaneously herewith providing a secured bridge loan (the "Bridge Loan") to the Company and its subsidiaries; and

         WHEREAS, Tracker is willing to provide the Bridge Loan to the Company if, among other things, (i) the Shares currently owned by each of Tracker, Walton and Siddons (each, an "Initial Depositor" and collectively, the "Initial Depositors") are deposited with the Trustee to be held by the Trustee hereunder, and (ii) the Shareholders (including the Initial Depositors) agree to deposit any and all shares of Travis common stock acquired by them on the conversion of such Shareholder's Note(s) or, in the case of Tracker, its Shares acquired on the conversion of its "Preferred Stock" (defined below) (collectively, the "Underlying Stock") with the Trustee to be held by the Trustee hereunder; and

         WHEREAS, the Shareholders each deems it necessary, advisable and in such Shareholder's best interest to ensure the consummation of the Bridge Loan by depositing and/or agreeing to deposit their certificates representing the Shares or certificates which will represent shares of the Underlying Stock, if and when issued, with the Trustee; and

         WHEREAS, the Trustee has consented to act under this Voting Trust Agreement for the purposes herein provided.

         NOW, THEREFORE, in consideration of the mutual covenants herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and to induce Tracker to provide the Bridge Loan to the Company, the parties hereto agree as follows:

         1. Transfer of Stock to Trustee. The Shareholders do hereby acknowledge the matters set forth on Exhibit A attached hereto, and: (a) with respect to the Initial Depositors, have deposited shares of, in the case of Tracker, its Travis 6% Series A Cumulative Convertible Preferred Stock ("Preferred Stock") and, in the case of Walton and Siddons, their shares of common stock (such common and preferred shares being collectively called, the "Shares") with the Trustee under this Voting Trust Agreement as indicated on such Exhibit A, and shall immediately deposit with the Trustee any and all certificates for shares of Underlying Stock; and (b) with respect to those Shareholders other than the Initial Depositors, each such Shareholder agrees to deposit with the Trustee any and all shares of Underlying Stock acquired by such Shareholder upon the conversion of his Note(s). All certificates for Shares, including shares of Underlying Stock or other securities deposited hereunder (collectively, the "Securities") shall be made out in the name of the Trustee, or so endorsed, or accompanied by such instruments of transfer as to enable the Trustee to cause such certificates to be transferred into the name of the Trustee, as hereinafter provided. Upon receipt by the Trustee of the certificates for Securities and the transfer of the same into the name of the Trustee, the Trustee shall hold such Securities subject to the terms of this Voting Trust Agreement, and shall thereupon issue and deliver to the Shareholders Voting Trust Certificates in exchange for the Securities deposited by the Shareholders.

         All certificates of Securities transferred and delivered to the Trustee pursuant to this Voting Trust Agreement shall be surrendered by the Trustee to the Company and cancelled, and new certificates therefor shall be issued to and held by the Trustee in the name of "Kenneth N. Burroughs as Trustee under the Voting Trust Agreement, dated January 7, 2003" and shall have the following legend placed on the certificate therefor:

                    "The   shares    represented   by   this
               certificate are subject to the terms of a Voting Trust Agreement dated January 7, 2003, as amended from time to time, a copy of which is on file at the office of Travis Boats and Motors, Inc."

This legend shall be in addition to any other legends which are required by federal or state laws (including, but not limited to any legend required by the Securities Act of 1933 or the "blue sky" laws of any state, or any rule or regulation thereunder) or as otherwise may be reasonably required by the Trustee.

         2. Voting Trust Certificates. The Voting Trust Certificates to be issued and delivered by the Trustee in respect of the Securities deposited with the Trustee ("Voting Trust Certificates") shall be in substantially the form of Exhibit B attached hereto.

         3. Transfer of Certificates. The Voting Trust Certificates shall be transferable at the office of the Trustee, at the Sportsman's Park Complex, 2500 East Kearney Street, Springfield, Missouri 65803 (or at such other office as the Trustee may designate by an instrument in writing signed by the Trustee and sent by mail to the registered holders of Voting Trust Certificates), on the books of the Trustee, by the registered owner thereof, either in person or by his duly authorized attorney, in accordance with the terms of this Voting Trust Agreement, and according to the rules established for that purpose by the Trustee and upon surrender of such Voting Trust Certificates. The Trustee may treat the registered holder as owner thereof for all purposes whatsoever, but the Trustee shall not be required to deliver certificates of Securities hereunder without the surrender of such Voting Trust Certificates. The Trustee shall not be required to recognize any transfer of a Voting Trust Certificate not made in accordance with the provisions hereof.

         If a Voting Trust Certificate is lost, stolen, mutilated or destroyed, the Trustee, in the Trustee's discretion, may issue a duplicate of such certificate upon receipt of: (a) evidence of such fact satisfactory to the Trustee; (b) indemnity satisfactory to the Trustee; (c) the existing certificate, if mutilated; and (d) reasonable fees and expenses in connection with the issuance of a new trust certificate.

         4. Restrictions. No Shareholder shall sell, assign, give, pledge, encumber, dispose or otherwise transfer ownership of any right, title or interest to all or any portion of his Securities or Voting Trust Certificates in the Company, by operation of law or otherwise, except in accordance with and as provided by this Voting Trust Agreement and except in compliance with all applicable Federal and state securities laws, rules and regulations.

         5. Restrictions on Transfers. Voting Trust Certificates issued hereunder shall be freely transferable by the holders thereof without restriction other than compliance with all federal and state securities laws and all other applicable laws, rules and regulations. Certificates for the
Securities deposited hereunder in the name of the Trustee shall not be transferable at any time during the term hereof. Accordingly, during the term hereof, no such Securities may be transferred, conveyed, assigned, encumbered or hypothecated in any manner whatsoever by the Trustee or the holder of the related Voting Trust Certificate.

         6. Agreement. A copy of this Voting Trust Agreement, and of every agreement extending, supplementing or amending this Voting Trust Agreement, shall be filed in the principal office of the Company and shall be open to the inspection of any Shareholder or any beneficiary of the trust established under this Voting Trust Agreement. All Voting Trust Certificates issued under this Voting Trust Agreement shall be issued, received and held subject to the terms of this Voting Trust Agreement. Every person, firm, or corporation entitled to receive Voting Trust Certificates representing Securities, and their transferees and assigns, upon accepting the Voting Trust Certificates issued hereunder, shall be bound by the provisions of this Voting Trust Agreement and shall be considered a Shareholder for purposes of this Voting Trust Agreement. This Voting Trust Agreement shall be governed under the laws of the State of Texas.

         7. Termination of Agreement. Except as otherwise provided in this Voting Trust Agreement, the Trust created by this Voting Trust Agreement is hereby expressly declared to be irrevocable. Unless earlier terminated pursuant to this Section 7, this Voting Trust Agreement shall terminate and be of no further force and effect on January 7, 2008. This Voting Trust Agreement may be terminated at any time by the affirmative vote of holders of Voting Trust Certificates then representing a majority of the voting power of the Securities deposited hereunder, however, any extension of the expiration date shall require the affirmative vote of all holders of Voting Trust Certificates. Notwithstanding the foregoing, this Voting Trust Agreement will terminate at such time as Tracker (and its affiliates) has held shares, whether directly or indirectly through Voting Trust Certificates, representing, on a fully diluted, as if converted basis, at least fifty-five percent (55%) of the then outstanding capital stock of Travis having general voting power (the "Voting Capital Stock"), for a continuous period of thirty consecutive days.

         If, on or after March 31, 2003, the number of Shares held of record by the Trustee hereunder exceeds fifty-five percent (55%) of the then outstanding Voting Capital Stock (such excess number of shares being called the "Excess Share Amount"), then the Trustee shall distribute to the Initial Depositors other than Tracker, pro rata based upon the number of Shares of common stock deposited hereunder by such Initial Depositors, that number of Shares of common stock equal to the Excess Share Amount so as to reduce the amount of Shares being held by the Trustee hereunder to fifty-five percent (55%) of the then outstanding Voting Capital Stock (rounding downward to the nearest whole share). Such distribution shall be made promptly by the Trustee to an Initial Depositor upon the surrender by such Initial Depositor of his Initial Depositor's Voting Trust Certificate in exchange for a certificate representing the number of Shares of common stock being distributed to such Initial Depositor, together with a new Voting Trust Certificate representing the remaining Shares deposited by such Initial Depositor being held by the Trustee hereunder.

         8. Termination Procedure. Upon the termination of this Voting Trust Agreement as provided in paragraph 7 hereof, the Trustee, at such time as the Trustee may choose during the period commencing twenty (20) days before and ending twenty (20) days after such termination, shall mail written notice of such termination to the registered owners of the Voting Trust Certificates, at the addresses appearing on the transfer books of the Trustee. From the date specified in any such notice (which date shall be fixed by the Trustee), the Voting Trust Certificates shall cease to have any effect, and the holders of such Voting Trust Certificates shall have no further rights under this Voting Trust Agreement other than to receive certificates for the Securities or other property to the extent distributable under the terms of this Voting Trust Agreement.

         Within thirty (30) days after the termination of this Voting Trust Agreement, the Trustee shall deliver to the registered holders of all Voting Trust Certificates, certificates for the number of shares of the Securities represented thereby or other property as specified under the terms hereof, upon the surrender of such Voting Trust Certificates properly endorsed, such delivery to be made in each case at the designated office of the Trustee.

         At any time subsequent to thirty (30) days after the termination of this Voting Trust Agreement, the Trustee may deposit Securities with the Company equal to the number of Securities represented by the Voting Trust Certificates then outstanding, with authority in writing to the Company to deliver the Securities in exchange for such Voting Trust Certificates. Upon such deposit, all further liability of the Trustee for the delivery of the Securities and the delivery or payment of dividends upon surrender of the Voting Trust Certificates shall cease, and the Trustee shall not be required to take any further action hereunder.

         9. Dividends and Other Distributions. Prior to the termination of this Voting Trust Agreement, the holder of each Voting Trust Certificate shall be entitled to receive payments equal to the cash dividends and other distributions, if any, received by the Trustee upon a like number and class of shares of the Securities deposited by such holder hereunder is called for by each such Voting Trust Certificate. If any dividend or other distribution in respect of the Securities deposited with the Trustee is paid, in whole or in part, in stock having general voting powers, the Trustee shall likewise hold, subject to the terms of this Voting Trust Agreement, the Securities which are received by the Trustee on account of such dividend or other distribution, and the holder of each Voting Trust Certificate representing Securities on which such stock dividend has been paid shall be entitled to receive a Voting Trust Certificate issued under this Voting Trust Agreement for the number of shares and class of stock which constitutes such dividend or distribution. Holders entitled to receive the dividends or distributions described hereinabove shall be persons registered as such on the transfer books of the Trustee at the close of business on the day fixed by the Company for the taking of a record to determine those holders of its stock entitled to receive such dividends or distributions, or if the Trustee has fixed a date, as hereinafter in this paragraph provided, for the purpose of determining the holders of Voting Trust Certificates entitled to receive such payment or distribution, then persons registered as such at the close of business on the date so fixed by the Trustee shall be entitled to receive the dividends or distributions referred to herein.

         If any dividend or distribution in respect of any of the Securities deposited with the Trustee is paid other than in cash or in stock having general voting powers, the Trustee shall distribute the same among the registered holders of the related Voting Trust Certificates at the close of business on the day fixed by the Trustee for taking a record to determine the holders of Voting Trust Certificates entitled to receive such distribution. Such distribution shall be made to such holders of Voting Trust Certificates ratably, in accordance with the number of shares represented by their respective Voting Trust Certificates.

         The transfer books of the Trustee may be closed temporarily by the Trustee for a period not exceeding twenty (20) days preceding the date fixed for the payment of dividends or like distributions, or the distribution of assets or rights, or at any other time in the discretion of the Trustee. In lieu of providing for the closing of the books against the transfer of Voting Trust Certificates, the Trustee may fix a date not exceeding twenty (20) days preceding any date fixed by the Company for the payment of dividends or other distributions, or for the distribution of assets or rights, as a record date for the determination of the holders of Voting Trust Certificates entitled to receive such dividends or distributions, and the holders of Voting Trust Certificates of record at the close of business on such date shall exclusively be entitled to participate in such dividends or distributions.

         In lieu of receiving cash dividends or other distributions upon the Securities and paying the same to the holders of Voting Trust Certificates pursuant to the provisions of this Voting Trust Agreement, the Trustee may instruct the Company in writing to pay such dividends or distributions directly to the holders of the Voting Trust Certificates. The Trustee may at any time revoke such instructions, and by written notice to the Company, may direct it to pay dividends or other distributions to the Trustee. Upon such instructions being given by the Trustee to the Company, and until revoked by the Trustee, all liability of the Trustee with respect to such dividends or distributions paid by the Company directly to the holders of the Voting Trust Certificates, or not paid by the Company to the Trustee, shall cease.

         10. Dissolution of Company. In the event of the dissolution or total or partial liquidation of the Company, whether voluntary or involuntary, the Trustee shall receive the monies, securities, rights or property to which the holders of the Securities deposited hereunder are entitled, and shall distribute the same among the registered holders of Voting Trust Certificates in proportion to their interests, as shown by the books of the Trustee, or the Trustee may, in the Trustee's discretion, deposit such monies, securities, rights or property with any bank or trust company as the Trustee shall determine, with authority and instructions to distribute the same as above provided, and all further obligations or liabilities of the Trustee in respect of such monies, securities, rights or property so distributed shall cease.

         11. Reorganization of the Company. In case the Company is merged into or consolidated with another corporation, or all or substantially all of the assets of the Company are transferred to another corporation, then in connection with such transfer, the term "Company," for all purposes of this Voting Trust Agreement, shall be taken to include such successor corporation, and the Trustee shall receive and hold under this Voting Trust Agreement any stock of such successor corporation received on account of the ownership, as Trustee hereunder, of the Securities held hereunder prior to such merger, consolidation or transfer. Voting Trust Certificates issued and outstanding under this Voting Trust Agreement at the time of such merger, consolidation or transfer may remain outstanding, or the Trustee may, in the Trustee's discretion, substitute for such Voting Trust Certificates new Voting Trust Certificates in appropriate form, and the term "Stock" as used herein shall be taken to include any stock which may be received by the Trustee in lieu of all or any part of the stock of the Company.

         12. Rights and Duties of Trustee. Until the actual delivery to the holders of Voting Trust Certificates issued hereunder of the Securities in exchange therefor, and until the surrender of the Voting Trust Certificates for cancellation, no Shareholder shall have the right to vote the Securities held hereunder. The Trustee shall have the exclusive right to exercise all of the Shareholders' voting rights and powers in respect of such shares deposited hereunder, as if the Trustee was the absolute owner thereof. Without limiting the generality of the foregoing, the Trustee shall have the right to exercise, in person or by the Trustee's nominees or proxies, all Shareholders' rights and powers in respect of all the Securities deposited hereunder, including the right to vote and to take part in or consent to any corporate or Shareholders' action of any kind whatsoever. The right to vote shall include, without limitation, the right and duty to vote for any election or removal of directors (including, without limitation, a person who is an officer, director, employee or in any manner affiliated with Tracker or any of its affiliates), and in favor of or against any resolution or proposed action of any character whatsoever, which may be presented at any meeting, or require the consent of the shareholders of the Company, including, without limitation, the dissolution or liquidation of the Company.

         In voting the Securities held by the Trustee under this Voting Trust Agreement, the Trustee shall vote to take such part or action in respect to the management of the Company's affairs as the Trustee may deem necessary, to the end that the Trustee may be advised of the affairs of the Company and the management thereof; and in voting upon any matters that may come before the Trustee at any shareholders' meeting, the Trustee shall exercise the Trustee's best judgment, but the Trustee shall not be personally liable with respect to any action taken pursuant to the Trustee's votes so cast in any matter or act committed or omitted to be done under this Voting Trust Agreement, provided such commission or omission does not amount to willful misconduct on the Trustee's part.

         13. Initial and Successor Trustee. The initial Trustee hereunder is KENNETH N. BURROUGHS. At any time and from time to time, holders of Voting Trust Certificates then representing a majority of the voting power of the Securities deposited hereunder, may remove the Trustee with or without cause, and/or designate in writing as a new Trustee, Co-Trustee or a successor Trustee, one or more individuals or a bank or trust company having trust powers and trust assets under management of at least One Hundred Million Dollars ($100,000,000.00), or any combination thereof, and such written designation may provide for a series of successor Trustees, and may terminate the services of any Trustee designated by him. If a Trustee is unable to serve and there is no named or designated Trustee who is able and willing to serve, then the holders of Voting Trust Certificates then representing a majority of the voting power of the Securities deposited hereunder shall designate one or more persons, bank or trust companies meeting the qualifications described above to serve as successor trustee(s) or co-trustees. Such written designation may be amended or revoked at any time and such designation may provide for a series of successor Trustees. If there is more than one Trustee hereunder, then a majority vote of such Trustees shall be required for any action of the Trustees hereunder.

         14. Reimbursement of Trustee Expenses; Liability of Trustee. The Trustee shall not be paid compensation for the Trustee's services. The Trustee shall have the right to incur and pay such reasonable expenses and charges, and to employ and pay such agents, attorneys and counsel as the Trustee may deem necessary and proper for carrying this Voting Trust Agreement into effect. Any such expenses or charges incurred by or due to the Trustee may be deducted from the dividends or other monies or property received by the Trustee on the shares of Travis Common Stock deposited hereunder, or the Trustee may render statements directly to the registered holders of all the Voting Trust Certificates outstanding under this Voting Trust Agreement for payment of such expenses on a pro rata basis. Nothing herein shall disqualify the Trustee or incapacitate the Trustee from serving the Company or one or more of the holders of the Voting Trust Certificates in any capacity, and from receiving compensation for such service.

         The Trustee shall incur no responsibility or liability by reason of any error of law or with respect to anything done or suffered or omitted, except for the Trustee's own individual willful misconduct or failure to exercise good faith in connection with or arising out of this Voting Trust Agreement or the discharge by the Trustee of the Trustee's duties hereunder. The Shareholders agree to indemnify and save harmless the Trustee from and against any and all claims, expenses and liabilities incurred by the Trustee or asserted against the Trustee in connection with or arising out of this Voting Trust Agreement or the discharge by the Trustee of the Trustee's duties hereunder, except for a Trustee's willful misconduct or failure to exercise good faith in such matters, which agreement to indemnify and hold the Trustee harmless shall be subject to contribution by the Shareholders in proportion to their interest in the Securities entrusted with the Trustee hereunder at the time of the initial assertion of a claim by any Trustee to be so indemnified or held harmless. No Trustee shall be required to give any bond or other security for the discharge of the Trustee's duties.

         The Trustee may consult with legal counsel and the Trustee shall be fully protected and be subject to no liability for any action under this Voting Trust Agreement taken or suffered in good faith by the Trustee in accordance with the opinion of such counsel; the Shareholders shall pay the costs of such legal counsel.

         15.  Shareholder   Representations  and  Agreements.  Each  Shareholder
represents, warrants and agrees as follows:

               (a) that Exhibit A annexed hereto sets forth the shares of Securities of Travis of which such Shareholder is the record and beneficial owner and that with respect to the Notes, the number of shares of Travis Common Stock into which such Notes are convertible;

               (b) that such Shareholder is on the date hereof the lawful owner of the number of shares of Securities and the Notes set forth therein, free and clear of all liens, security interests, encumbrances, voting agreements and commitments of every kind, except as disclosed in such Exhibit A;

               (c) except as set forth in Exhibit A, such Shareholder does not own or hold any rights to acquire any additional shares of Securities of Travis (by exercise of stock options or otherwise) or any interest therein or any voting rights with respect to any additional shares of Securities;

               (d) such Shareholder has all necessary power and authority to enter into this Voting Trust Agreement, and that this Voting Trust Agreement is the legal, valid and binding agreement of the Shareholder, and is enforceable against such Shareholder in accordance with its terms;

               (e) such Shareholder agrees that monetary damages would be an inadequate remedy for the breach by such Shareholder of any term or condition of the Voting Trust Agreement, and that the Trustee shall be entitled to a temporary restraining order and preliminary and permanent injunctive relief in order to enforce the agreements of such Shareholder set forth herein, without the posting of a bond or other security; and

               (f) with respect to the Notes, each Noteholder hereby acknowledges and agrees that an appropriate legend will be placed on his or her Note to indicate that any transferee or assignee thereof will be subject to the terms of this Voting Trust Agreement with respect to any shares of Underlying Stock resulting from the conversion thereof, and that such transferee or assignee shall be required to recognize and acknowledge such understanding in writing for the benefit of the Trustee as a condition precedent to the transfer or assignment of such Note(s).

         16. All notices and other communications required or permitted hereunder shall be in writing and shall conclusively deem to have been duly given: (a) when hand delivered to the receiving party; (b) when received when sent by facsimile at the applicable address and the numbers set forth below or shown on the transfer books of Trustee; (c) three business days after deposit in the U.S. Mail with first class or certified mail receipt requested postage prepaid and addressed to the applicable party as set forth below or in the transfer books of Trustee; or (d) the next business day after deposit with a national overnight delivery service, postage prepaid, addressed to the applicable party as set forth below or in the transfer books of Trustee with next business day delivery guaranteed, provided that the sending party receives a confirmation of delivery from the delivery service provider.

         To the Trustee:   Kenneth N. Burroughs, Trustee
                           c/o Tracker Marine L.L.C.
                           2500 East Kearney Street
                           Springfield, Missouri  65803
                           Fax No.:  (417) 873-5052

         With a copy to:   Gallop, Johnson & Neuman, L.C.
                           101 S. Hanley, Suite 1600
                           St. Louis, Missouri  63105
                           Attn:  Robert H. Wexler, Esq.
                           Fax No.: (314) 615-6001

         To the Company:   Travis Boats and Motors, Inc.
                           5000 Plaza of the Lake
                           Suite 250
                           Austin, Texas  78746
                           Attention:  Mark T. Walton
                           Fax No.:  (512) 329-0480

         With a copy to:   Jenkens & Gilchrist, PC
                           2200 One American Center
                           600 Congress Avenue
                           Austin, Texas 78701
                           Attn:  J. Rowland Cook, Esq.
                           Fax No.: (512) 404-3520

Every notice so given shall be effective, whether or not received, and the date of mailing shall be the date such notice is deemed given for all purposes. The addresses of the holders of Voting Trust Certificates, as shown on the transfer books of the Trustee, shall in all cases be deemed to be the addresses of Voting Trust Certificate holders for all purposes under this Voting Trust Agreement, without regard to what other or different addresses the Trustee may have for any Voting Trust Certificate holder on any other books or records of the Trustee.

         All distributions of cash, securities or other property hereunder by the Trustee to the holders of Voting Trust Certificates may be made, in the discretion of the Trustee, by registered mail in the same manner as hereinabove provided for the giving of notices to the holders of Voting Trust Certificates.

         17. Securities Act Restrictions. The Shareholders acknowledge their recognition and understanding that neither their Voting Trust Certificate(s) nor any interest of the Shareholders created by the terms of this Voting Trust Agreement is or will be registered under the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder or under any state securities law (collectively, the "Securities Acts"), in reliance upon exemptions contained in the Securities Acts. In addition, the Shareholders understand and agree that: (a) all of the Voting Trust Certificates, and all of the interest of the Shareholders created by this Voting Trust Agreement, have been or are being acquired by the Shareholders for their own accounts and not with a view to, or for resale in connection with, any distribution of such shares or interest within the meaning of the Securities Acts; and (b) neither such Voting Trust Certificates nor such interest created by this Voting Trust Agreement have been registered under any of the Securities Acts, and each must be held indefinitely unless they are subsequently registered under the
Securities Acts or an exemption from such registration is available. The Shareholders acknowledge and agree that the Trustee has no obligation to cause the Voting Trust Certificates or any such interested created by the terms of this Voting Trust Agreement to be registered under any of the Securities Act, nor does the Trustee have the obligation to comply with any exemption under the Securities Acts which would permit the same to be transferred without registration.

         IN WITNESS WHEREOF, the Trustee has signed this Voting Trust Agreement, and the Shareholders have signed this Voting Trust Agreement.



TMRC, L.L.P.


By:    /s/ Kenneth N. Burroughs
   -------------------------------------------------
Name:  Kenneth N. Burroughs
    ------------------------------------------------
Title: President
     -----------------------------------------------

/s/ Mark T. Walton                      /s/ E.D. Bohls
------------------------------------    ------------------------------------
Mark T. Walton                          E.D. Bohls

/s/ Ronnie L. Spradling                 /s/ James C. Bohls
------------------------------------    ------------------------------------
Ronnie L. Spradling                     James C. Bohls

/s/ Robert C. Siddons
------------------------------------    Echo Bay, Ltd.
Robert C. Siddons

JE Simpson Family Partners, LP          By:   /s/ Rex D. Bohls
                                             --------------------------------
                                        Name:  Rex D. Bohls
By:  /s/ Joe E. Simpson                 Title: President of General Partner
   --------------------------------
Name:   Joe E. Simpson
Title:  General Partner                 Walton Investments, Ltd.

/s/ Stephen W. Gurasich
-----------------------------------     By:  /s/ Mark T. Walton
Stephen W. Gurasich                          --------------------------------
                                        Name:  Mark T. Walton
                                        Title: President

                                        By:  /s/ Kenneth N. Burroughs
                                             ---------------------------------
                                        Name:   Kenneth N. Burroughs
                                        Title:  Trustee

                                    EXHIBIT A

                                                          Shareholder Notes
Shareholder                        Shares of Stock        (as if converted)
-----------                        ---------------        ----------------

Tracker                               3,137,255*

Mark T. Walton                          334,200

Ronnie L. Spradling                                             60,990

Robert C. Siddons                       292,866                121,981

JE Simpson Family Partners, LP                                 121,981

Stephen W. Garasich                                             60,990

E.D. Bohls                                                      60,990

Echo Bay, Ltd.                                                  40,660

Walton Investments, Ltd.                                        50,825

James C. Bohls                                                  10,165
                                      ---------                -------

                                      3,764,321                528,582


* Represents voting rights of the 6% Series A Cumulative Convertible Preferred Stock of Travis.

                                    EXHIBIT B

NO.                                                                 SHARES
    -------------                                         ---------

                           TRAVIS BOATS & MOTORS, INC.
                               A TEXAS CORPORATION

                     VOTING TRUST CERTIFICATE FOR SECURITIES

         This certifies that or permitted registered assigns is entitled to all the benefits arising from the deposit with the Trustee under the Voting Trust Agreement (defined below), of certificates for shares of the Securities of Travis Boats & Motors, Inc., a Texas corporation (the "Company"), as provided in such Voting Trust Agreement and subject to the terms thereof. Capitalized terms not defined herein shall have that meaning ascribed to such term in the Voting Trust Agreement.

         This Certificate is issued, received and held under, and the rights of the owner hereof are subject to, the terms of a Voting Trust Agreement dated January 7, 2003, between TMRC, L.L.P., a Missouri limited liability partnership, and certain holders of certificates issued thereunder (the "Voting Trust Agreement"). A copy of the Voting Trust Agreement, and of every agreement amending or supplementing the same, is on file in the principal office of the Company. By acceptance hereof, the registered owner of this Certificate hereby assents to, and agrees to be bound by, all of the terms and conditions of the Voting Trust Agreement, whether or not said registered owner has executed the Voting Trust Agreement.

         Stock certificates for the number of shares of Securities then represented by this Certificate, or the net proceeds in cash or property of such shares, shall be due and deliverable hereunder upon the termination of the Voting Trust Agreement, as provided therein.

         The Voting Trust Agreement shall continue in full force and effect until January 7, 2008, unless such date is extended or the Voting Trust
Agreement  is  terminated  prior  thereto,  as  provided  in  the  Voting  Trust
Agreement.

         This Certificate is transferable only in compliance with Section 3 of the Voting Trust Agreement, and permitted transfers only of this Certificate shall be accomplished on the books of the Trustee upon surrender (by the registered owner hereof or his duly authorized representative) of this Certificate at the principal office of the Trustee, as aforesaid, in accordance with rules to be established for that purpose by the Trustee, and upon presentation to the Trustee of all necessary documentation to support such permitted transfer.

         This Certificate shall not be valid for any purpose until duly signed by the Trustee.

         IN WITNESS WHEREOF, the Trustee has signed this Certificate on this 7th day of January, 2003.


                                        ---------------------------------
                                         Kenneth N. Burroughs, Trustee

                                                                     EXHIBIT G
                                                                     ---------

                                OPTION AGREEMENT

         THIS OPTION AGREEMENT (the "Agreement") is made and entered into as of January 7, 2003, by and between TMRC, L.L.P., a Missouri limited liability partnership ("Holder") and ________________, an individual residing in the state of Texas ("Grantor").

                                    Recitals

         WHEREAS, Grantor and other shareholders of Travis Boats & Motors, Inc., a Texas corporation (the "Company") have created a voting trust (the "Voting Trust") pursuant to a Voting Trust Agreement dated as of the date hereof into which Grantor and such shareholders have deposited all of their shares of the common stock, par value $0.01 per share, of the Company (the "Common Stock") in exchange for voting trust certificates (each, a "Certificate") evidencing the beneficial ownership of such deposited shares; and

         WHEREAS, in order to induce the Holder to enter into certain financial arrangements with the Company, Grantor desires to grant to Holder the right to purchase certain of Grantor's Certificates.

                                    Agreement

         NOW THEREFORE, in consideration of the recitals and mutual representations, warranties, covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and subject to the terms and conditions hereof, the parties, intending to be legally bound, hereby agree as follows:

         1. Grant of Option. Grantor hereby grants to Holder the option (the "Option") to purchase Certificates representing up to the lesser of (a) thirty percent (30%) of the shares of Common Stock deposited by Grantor into the Voting Trust and (b) the number of shares (pro rata among all other grantors of an Option to Holder) required at the time of exercise to give Holder 51% or more of the common stock of the Company, on a fully-diluted, as if converted, basis, in either case, at an exercise price equal to $1.20 multiplied by the number of shares of Common Stock underlying the Certificates to be purchased.

         2. Term of Option. This Option and all rights to purchase the Certificates hereunder shall expire at the close of business on March 31, 2003 (the "Expiration Date"). To the extent that this Option has not been exercised in full prior to the Expiration Date, it shall terminate and become void and of no effect.

         3. Exercisability and Non-transferability of Option. This Option shall be exercisable in whole or from time to time in part during the term hereof. This Option and all rights hereunder shall be non-assignable and non-transferable. Any attempted transfer, assignment, pledge, hypothecation or other disposition of this Option, except as provided herein, shall be null and void and without effect.

         4. Method of Exercise of Option. The Holder may exercise the Option, in whole or in part, by delivery to the Grantor of a written notice of its election to exercise the Option (the "Exercise Notice"), identifying that number of shares of Common Stock underlying the Certificates as to which such exercise is then being sought, which number may not exceed the number of underlying shares of Common Stock as to which the Option may then be exercised, taking into account any and all prior partial exercises of the Option. The Exercise Notice must be accompanied by surrender of the original of this Agreement for notation by the Grantor and return to the Holder, as appropriate. The effective date of exercise of the Option as to which an Exercise Notice has been given (the "Exercise Date") shall be the later of the date the Grantor receives the Exercise Notice and the date Grantor receives payment in full of the Exercise Price for the Certificates as to which the Option is being exercised.

         5. Delivery of New Certificates. On the Exercise Date, the Grantor shall (a) issue written notice to the trustee of the Voting Trust of such transfer, (b) instruct the trustee to record such transfer in the books and records of the Voting Trust, and (c) submit to the trustee the Grantor's Certificates purchased hereunder, accompanied by any transfer documents as may be requested by the trustee, to permit the trustee to issue and deliver to Holder a Certificate representing the number of underlying shares of Common Stock as to which the Option has thus been exercised and to re-issue and deliver to Grantor a Certificate representing the balance of Grantor's holdings within the Voting Trust.

         6. Grantor Representations. Grantor hereby represents and warrants to Holder that (a) all shares of Common Stock underlying the Certificates held by Grantor are beneficially owned by Grantor, are validly issued, fully paid and non-assessable, and are free and clear of any liens, pledges, charges, security interests or encumbrances of any kind, or any other type of preferential arrangement that has the practical effect creating an encumbrance on such shares of Common Stock. (b) this Agreement is a valid and binding obligation of Grantor enforceable against Grantor in accordance with its terms, and (c) Grantor has the absolute and unrestricted right, power, authority and capacity to execute and deliver this Agreement and to perform Grantor's obligations under this Agreement.

         7. Notices. All notices, requests, waivers and other communications made pursuant to this Agreement shall be in writing and shall be conclusively deemed to have been duly given (a) when hand delivered to the other party; (b) when received when sent by facsimile at the address and number set forth below;
(c) three (3) business days after deposit in the U.S. mail with first class or certified mail receipt requested postage prepaid and addressed to the other party as set forth below; or (d) the next business day after deposit with a national overnight delivery service, postage prepaid, addressed to the parties as set forth below with next-business-day delivery guaranteed, provided that the sending party receives a confirmation of delivery from the delivery service provider.


         To Holder:                           To Grantor:

         TMRC, L.L.P. c/o
         Tracker Marine, L.L.C.
         2500 East Kearney Street
         Springfield, Missouri 65803
         Attn:  Ken Burroughs
         Fax Number: (417) 873-5052


         With copies to:

         Gallop, Johnson & Neuman, L.C.
         101 S. Hanley, Suite 1600
         Saint Louis, Missouri  63119
         Attn:  Robert H. Wexler, Esq.
         Fax Number:  (314) 615-6001



Each person making a communication hereunder by facsimile shall promptly confirm by telephone to the person to whom such communication was addressed each communication made by it by facsimile pursuant hereto but the absence of such confirmation shall not affect the validity of any such communication. A party may change or supplement the addresses given above, or designate additional addresses, for purposes of this Section 7 by giving the other party written notice of the new address in the manner set forth above.

         8. Applicable Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Missouri, without regard to its conflicts of laws and choice of laws principles.

         9. Amendment. This Agreement may be amended by written agreement of Holder and Grantor without consent of any other person.

         10. Counterparts. For the convenience of the parties, any number of counterparts of this Agreement may be executed by the parties hereto and each such executed counterpart shall be, and shall be deemed to be, an original instrument.

                  (Remainder of Page Intentionally Left Blank)

The parties have executed this Agreement as of the date reflected on the first page of this Agreement.

                                   "GRANTOR"


                                   -------------------------------------

ACCEPTED:

TMRC, L.L.P.


By:
     ------------------------------------------
Name:
     ------------------------------------------
Title:
     ------------------------------------------

                                                                     EXHIBIT H
                                                                     ---------

                                 January 7, 2003


Travis Boats & Motors, Inc.
12116 Jekel Circle
Suite 102
Austin, TX 78727

Attention: Mark Walton

Dear Mr. Walton:

         Per the request of management of Travis Boats & Motors, Inc. ("Borrower"), TMRC, L.L.P. ("Tracker") has discussed with the Negotiating Committee of Borrower the terms under which Tracker, either singly or together or in conjunction with one or more other lenders (in either case, the "Lender"), would be willing to provide short-term bridge financing to Borrower to fund immediate cash needs of Borrower. This letter outlines the salient terms of such proposed bridge financing, including the amounts and purposes thereof. Any obligation of the Lender to extend the bridge financing to Borrower is subject to, among other things, documentation acceptable to the Lender and its legal counsel.

                                 BRIDGE FACILITY

BORROWER:           Travis Boats & Motors, Inc.

AMOUNT: The maximum amount to be funded would be $500,000 from time to time over a 30-day period. See "Advances" below.

PURPOSE: Use of funding is limited to the working capital and immediate operating expense needs of borrower, and fees, costs and expenses of lender.

MATURITY:           April 30, 2003.

ADVANCES:           At the request of a newly formed Operations Committee of the
                    Board of Directors of Borrower (the "Board"), the Lender, in its discretion, may make additional advances through January
                    31, 2003 of all or a portion of the remaining bridge facility.

INTEREST RATE: The from-time-to-time announced prime rate of JPMorgan Chase Bank plus 4%, payable at maturity.


                         COLLATERAL, FEES AND COVENANTS

COLLATERAL:         All refunds owing from the IRS; proceeds to be used to repay bridge loan.

DEFAULT RATE: In the event of default under the bridge loan, interest thereunder would be charged at a rate equal to two percent (2%) per annum higher than the rate chargeable prior to such event.

EXPENSES:           All out-of-pocket  expenses,  including without  limitation, legal fees and legal expenses, appraisal, title insurance, recording and filing fees and field examination fees and other additional costs incurred by Lender in relation to execution and funding of the initial advance under the bridge facility would be payable by Borrower and, at the option of Lender, may be charged to the Facility to the extent available.

ADDITIONAL
FINANCING:          During the initial  funding  period,  Lender will review and analyze the business plans, projections and other relevant information to determine the financing needs of the Company through the 2003 season and beyond. The Lender (either singly or collectively) may, but shall not be obligated to, provide additional financing based upon such review and analysis.

                         CONDITIONS PRECEDENT TO FUNDING

         The following conditions shall have been fulfilled in the sole determination of the Lenders prior to the initial disbursement of funds under the bridge facility:

         1. Borrower shall have taken (or will take, promptly upon being advised by Tracker of its Board designees) any and all actions necessary to (a) change the composition of the Board, and any committees of the Board designated by Tracker, in a manner satisfactory to Tracker, such that Tracker's designees constitute a majority of the Board and of any designated committees thereof. Additionally, Borrower shall have created a new committee of the Board to be known as the Operations Committee, initially comprised of Kenneth Burroughs, Robert Ring and Richard Birnbaum, which such committee shall be responsible for, among other things related to the operation of the business of Borrower, reviewing all weekly cash flow reports generated by management of Borrower and other reports and information requested by the committee, and shall have sole authority to request borrowings under the Facility.

         2. Each of Messrs. Walton and Siddons shall have deposited such shareholder's shares of Borrower's common stock in a voting trust in exchange for a voting trust certificate evidencing such shareholder's beneficial interest in the deposited shares. The voting trust will have a term of five (5) years, but will terminate at such time as Tracker is the holder (directly or through voting trust certificates) of 55% or more of the common stock of Borrower on a fully-diluted, as if converted, basis. The voting trust will otherwise be in such form and substance as is reasonably acceptable to Messrs. Walton and Siddons, and Tracker. A designee of Tracker shall be the trustee of such voting trust (the "Trustee") and shall have sole authority to vote all deposited shares on behalf of all holders of voting trust certificates.

         3. Tracker shall have obtained from each of Messrs. Walton and Siddons the right, for a period of ninety (90) days, to purchase voting trust certificates representing that number of shares of Borrower's common stock equal to the lesser of (a) the number of shares (pro rata among Messrs. Walton, Spradling and Siddons) required to give Tracker 51% or more of the common stock of Borrower, on a fully-diluted, as if converted, basis, or (b) 30% of such insider's holdings of Borrower common stock, in either case at a price per share equal to $1.20. Tracker shall not be limited in any manner from acquiring shares of common stock of Borrower in privately negotiated transactions.

         4. Each holder of the Notes issued by Borrower under the Subordinated Note Purchase Agreement dated as of December 14, 2001 (the "Note Purchase Agreement") shall have (a) amended the Note Purchase Agreement and the Notes held by such holder to prohibit the conversion of such Notes until November 15, 2004, and (b) agreed to deposit all shares acquired through the conversion of such Notes into the voting trust referred to in paragraph 2 above.

         5. Each of the executive officers and directors of Borrower listed on Schedule A shall have relinquished their rights to acquire shares of the common stock of Borrower through the exercise of the currently outstanding options held by such individual.

         6. Ronnie L. Spradling shall have granted to Tracker an irrevocable proxy for a period of five years (subject to earlier termination to occur or termination of such voting trust) covering his shares of Travis common stock.

         7. Borrower would be required to execute or cause to be executed and deliver or cause to be delivered to Tracker such documents, instructions, certificates, opinions and assurances as Tracker requests in connection with the transactions described in this letter on the basis outlined above (the "Loan Documents") and in connection with Borrower's authority and capacity to accept the loans and execute the Loan Documents; and Borrower would be required to take such other actions in connection with such loans as Tracker may reasonably request. All such requirements would be subject to Tracker's approval and the approval of its counsel as to form and substance.

         8. All financial statements and financial information that would have been delivered to Tracker prior to initial funding shall have been deemed acceptable to Tracker in its sole discretion.

         9. All documents to be delivered in connection with the Facility shall have been delivered in the State of Missouri and would not become effective against or binding upon the lenders until so executed by Borrower, delivered to Tracker and executed by Tracker in the City of Springfield, County of Greene, Missouri. All loan agreement and related documents would be interpreted under the internal laws of the State of Missouri.

               REPRESENTATIONS, WARRANTIES AND COVENANTS OF TRAVIS

         To induce the commitment for the bridge financing and the other commitments and actions of the parties, Travis hereby represents and warrants to and for the benefit of Tracker as follows:

         (a) Travis and each of its Subsidiaries is a corporation duly incorporated, validly existing and in good standing under the laws of its jurisdiction of incorporation, and has all requisite corporate powers and all governmental licenses, authorizations, consents and approvals required to carry out its business as now conducted, except where the failure to obtain such governmental licenses, authorizations, consents and approvals would not materially adversely affect the business, consolidated financial position or consolidated results of operations of Travis and its Subsidiaries, taken as a whole, and would not in any manner draw into question the validity of this Agreement or any Ancillary Agreement (defined below).

         (b) The execution, delivery and performance by Travis of this Agreement and each of the other agreements, documents (the "Ancillary Agreements") and actions contemplated herein are all within Travis corporate powers, have been duly authorized by all necessary corporate action, require no action by or in respect of, or filing with any governmental body, agency or official (other than the filing of an information statement pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or the filing of a Form 8-K pursuant to the Exchange Act disclosing the transactions contemplated hereunder) and do not contravene, or constitute a default under, any provisions of applicable law or regulation or of the Certificate of Incorporation or bylaws of Travis, of any agreement relating to any senior indebtedness or of any other agreement, judgment, injunction, order, decree or other instrument that is material, individually or in the aggregate, or would result in the creation or imposition of any Lien on any asset of Travis or any of its Subsidiaries. The three-year moratorium set forth in the Texas Business Combination Law does not apply to the transactions contemplated by this Agreement.

         (c) This Agreement and each of the Ancillary Agreements constitutes a valid and binding agreement of Travis and, to the extent a party thereto, each Subsidiary, enforceable against Travis and such Subsidiary in accordance with their respective terms, except as relating to or affecting the creditors' rights generally and by general equitable principles (regardless of whether such enforceability is considering any proceeding or action in equity or at law).

         (d) The authorized capital stock of Travis consists of 50,000,000 shares of Travis Common Stock, 4,329,917 shares of which are outstanding as of the close of business on December 19, 2002, and 1,000,000 shares of Travis Preferred Stock of which only the 80,000 shares owned by Tracker have been issued and are outstanding. Except for (i) the Notes, and (ii) options to purchase a total of 316,798 shares of Travis Common Stock pursuant to employee benefit plans as in effect on the date hereof (of which the Options for a total of 237,198 shares of Travis Common Stock have been duly and effectively terminated), Travis does not have any commitments, agreements or obligations to issue shares of Travis Common Stock or securities exercisable, convertible or exchangeable for shares of Travis Common Stock.

         (e) All issued shares of the equity securities of Travis, and all outstanding shares in the Subsidiaries of Travis are validly issued pursuant to proper authorization of the Board and the Board of Directors of such Subsidiary and are fully paid and nonassessable. The shares of Travis Common Stock issuable upon the conversion of the Shareholder Notes will be fully paid and nonassessable when issued in accordance with the terms of the Agreement pursuant to which the Notes were issued.

         (f) Except as set forth in Schedule B, neither Travis nor any of its Subsidiaries is in default with respect to any material amount of its existing indebtedness.

         (g) Except for shares issuable upon the conversion of Notes (which shall be issued in the name of, and deposited with, the Trustee) or upon the exercise of stock options, for a period of five years commencing on the date hereof, Travis shall not issue any shares of equity securities or securities convertible into, exercisable or exchangeable for any class of equity securities without the approval of Tracker.

         This letter is being signed simultaneously with the execution of a Loan and Security Agreement providing for the bridge financing, the Voting Trust Agreement, the option referred to herein, the amendment to the Note Purchase Agreement and/or Notes referred to herein, the termination of rights referred to herein, the taking of all other actions contemplated herein, and the simultaneous delivery of all documents contemplated herein, whereupon it shall constitute a binding agreement among Travis and Tracker, and the obligations of such parties shall survive the execution and delivery hereof.

         The undersigned, intending to be legally bound, hereby signs this Letter Agreement as of the day and year first above written.


TMRC, L.L.P.                               TRAVIS BOATS AND MOTORS, INC.

By: Tracker Marine, L.L.C.

By: Three Johns Company,                   By:  /s/ Mark T. Walton
    its sole member                            ---------------------------------
                                               Name:    Mark T. Walton
                                               Title:   President
By:   /s/ Kenneth N. Burroughs
      -----------------------------
Name:  Kenneth N. Burroughs
      -----------------------------
Title:  President
      -----------------------------

                                   SCHEDULE A


Optionee                                      Number of Option Shares
--------                                      -----------------------

Mark T. Walton                                         50,267

Ronnie L. Spradling                                    76,933

Michael B. Perrine                                     76,665

Richard Birnbaum                                       33,333

                                                                      EXHIBIT I
                                                                      ---------

                                IRREVOCABLE PROXY

         The undersigned hereby appoints TMRC, L.L.P., as the undersigned's lawful attorney-in-fact with full power of substitution for the undersigned, and in the undersigned's name, place, and stead, in his sole discretion to vote and otherwise represent all of the shares of common stock of Travis Boats & Motors, Inc., a Texas corporation (the "Company"), owned by the undersigned and standing in the undersigned's name on the books of the Company and all shares of voting securities in the Company of any class or series which the undersigned may acquire at any time during the term of this Irrevocable Proxy. The attorney-in-fact is hereby authorized to take all necessary or appropriate action which the undersigned would be permitted to take at all meetings of shareholders of the Company and with respect to any consents in lieu of meetings which shareholders of the Company are requested to execute in connection with any and all matters brought before the shareholders, including but not limited to, the election of directors of the Company. The attorney-in-fact named herein shall have all the power the undersigned would possess if personally present on all matters brought before the shareholders of the Company for a vote.

         The undersigned authorizes the attorney-in-fact to substitute any other person to act under this Irrevocable Proxy, to revoke any substitution, and to file this Irrevocable Proxy and any substitution or revocation with the Company.

         This Irrevocable Proxy is being executed in conjunction with a Voting Trust Agreement of even date herewith among TMRC, L.L.P., Mark T. Walton, Robert
C. Siddons, JE Simpson Family Partners, LP, Stephen W. Gurasich, E.D. Bohls, Echo Bay, Ltd., Walton Investments, Ltd., James C. Bohls, the undersigned, and Kenneth N. Burroughs, as Trustee. This Irrevocable Proxy is coterminous with the Voting Trust Agreement and shall extend until, and shall be irrevocable prior to, January 7, 2008, or the date of termination of the Voting Trust Agreement, at which time this Irrevocable Proxy shall expire; shall be deemed coupled with an interest; and shall survive the death or incapacity of the undersigned.

         The undersigned hereby revokes any proxy or proxies heretofore given to vote upon or act with respect to such stock and hereby ratifies and confirms all that the attorney-in-fact may lawfully do by virtue hereof.

         EXECUTED to be effective the 7th day of January, 2003.



                                            /s/ Ronnie L. Spradling
                                            ------------------------------------
                                            Ronnie L. Spradling